EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND POTENTIAL COMMON SHARE

(In thousands, except per share amounts)

	For the Three Months Ended
	March 31, 2008	March 31, 2007
	(Unaudited)
BASIC
Net (loss) income	$(46,646)	$11,963

Applicable Shares for Computation of Net (Loss) Income Per Share:
Weighted average common shares outstanding	361,751	389,883

Net (Loss) Income Per Common Share—Basic:
Net (loss) income per common share	$(0.13)	$0.03

DILUTED
Net (loss) income	$(46,646)	$11,963

Applicable Shares for Computation of Net (Loss) Income Per Share:
Weighted average common shares outstanding	361,751	389,883
Weighted average potential common shares arising from:
Dilutive stock options and restricted stock units	—	6,867

Weighted average number of common and potential common shares	361,751	396,750

Net (Loss) Income Per Common Share—Diluted:
Net (loss) income per common share	$(0.13)	$0.03